1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ALEXANDER C. KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct +1 617 275 8365 Fax

April 22, 2021

Ms. Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Portman Ridge Finance Corporation (File No. 814-00735)

Dear Ms. O’Neal:

On behalf of Portman Ridge Finance Corporation, a Delaware corporation (the “Company”), we hereby respond to the comments you provided to me during a telephonic discussion on April 15, 2021 with respect to your review of the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). The Company has considered your comments and have authorized us, on its behalf, to make the responses discussed below.

Set forth below are the SEC staff’s comments along with our responses to, or any supplemental explanations of, such comments, as requested. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the Preliminary Proxy Statement.

1.

Comment: On page 30 of the Preliminary Proxy Statement, the last sentence of the first paragraph under “Authorized Shares” states the following: “Please see Proposal 4 below for a discussion on the Authorized Shares Decrease Proposal, which is conditioned upon the effectiveness of the Reverse Stock Split and would reduce the number of our authorized shares of common stock in the manner described therein.” Please revise this sentence to add the underlined language: “Please see Proposal 4 below for a discussion on the Authorized Shares Decrease Proposal, which is conditioned upon the effectiveness of the Reverse Stock Split and would reduce the number of our authorized shares of common stock that are issued or outstanding in the manner described therein.”

April 22, 2021 Page 2

Response: The Company respectfully notes that while the Authorized Shares Decrease Proposal would reduce the number of authorized shares of common stock, the proposal by itself, would not affect the number of issued and outstanding shares of common stock. The Reverse Stock Split Proposal would reduce the number of shares of common stock issued and outstanding as discussed under “PROPOSAL 3 — APPROVAL OF AN AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO EFFECT THE REVERSE STOCK SPLIT”. Accordingly, the Company believes that the current disclosure adequately and clearly describes the proposals and respectfully declines to make any changes in response to this comment.

2.	Comment: Please revise the disclosure on page 38 consistent with Comment #1.

Response: For the reasons set forth in the Company’s response to Comment #1, the Company believes that the current disclosure adequately and clearly describes the proposals and respectfully declines to make any changes in response to this comment.

3.

Comment: The Staff notes that if Proposal 3 is approved, the number of authorized shares of the Company’s common stock that are not issued or outstanding would increase (“Additional Shares”). Please confirm supplementally that the Company has no immediate plans to use any Additional Shares for acquisitions.

Response: The Company has no immediate plans to use any Additional Shares for acquisitions.

4.	Comment: Please add disclosure to the Proxy Statement to indicate that Additional Shares could be used by the Company for anti-takeover purposes.

Response: The Company will revise the disclosure accordingly.

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April 22, 2021 Page 3

Should you have any questions regarding this letter, please contact me at (202) 261-3402.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos